Exhibit 99.1

Cardiome Pharma Corp.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

This management discussion and analysis (MD&A) is as of May 11, 2010. We have prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators.  Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which are different from those of the United States. This MD&A should be read in conjunction with our unaudited consolidated financial statements for the three months ended March 31, 2010 and the related notes thereto and the annual MD&A. Our consolidated financial statements are prepared in accordance with generally accepted accounting principles used in the United States of America (“U.S. GAAP”).  These principles differ in certain respects from Canadian generally accepted accounting principles (“Canadian GAAP”). The differences as they affect the interim financial statements are described in note 11 to our consolidated interim financial statements as at and for the three months ended March 31, 2010 and our Canadian Supplement to the MD&A as of May 11, 2010.  All amounts are expressed in U.S. dollars unless otherwise indicated.

The forward-looking statements in this discussion regarding our expectations of our future performance, liquidity and capital resources, and other non-historical statements in this discussion, are based on our current expectations and beliefs, including certain factors and assumptions, as described in our Annual Information Form, but are also subject to numerous risks and uncertainties, as described in the “Risk Factors” section of our Annual Information Form. As a result of these risks and uncertainties, or other unknown risks and uncertainties, our actual results may differ materially from those contained in any forward-looking statements. The words “anticipates”, “believes”, “estimates”, “expects”, “intends”, “may”, “plans”, “projects”, “will”, “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We undertake no obligation to update forward-looking statements, except as required by law. Additional information relating to Cardiome Pharma Corp., including our 2009 Annual Information Form, is available by accessing the SEDAR website at www.sedar.com or the EDGAR website at www.sec.gov/edgar.

OVERVIEW

We are a life sciences company focused on developing drugs to treat or prevent cardiovascular diseases. Our lead programs are focused on the treatment of atrial fibrillation, an arrhythmia, or abnormal rhythm, of the upper chambers of the heart. We also have a Phase 1 program for GED-aPC, an engineered analog of recombinant human activated Protein C, and have pre-clinical projects directed at various cardiovascular indications.

Our product candidate for the acute conversion of atrial fibrillation is the intravenous formulation of vernakalant hydrochloride (vernakalant (iv)).  We have previously announced positive results for two pivotal Phase 3 atrial fibrillation trials, ACT 1 and ACT 3, respectively, for vernakalant (iv).  In addition, in Q2-2007 we announced positive results from an additional Phase 3 study, ACT 2, evaluating patients with post-operative atrial arrhythmia; and we have completed an open-label safety study, ACT 4, in conjunction with our North American co-development partner Astellas US LLC (Astellas).

In Q1-2007, the New Drug Application (NDA) for vernakalant (iv), filed by Astellas in 2006, was accepted for review by the United States Food & Drug Administration (FDA).  We were informed that the expected action date under the U.S. Prescription Drug User Fee Act (PDUFA) was October 19, 2007.  In Q3-2007, we announced that the FDA would be extending the review period for the NDA for vernakalant (iv) to January 19, 2008.  In Q4-2007, we, together with Astellas, participated in a panel review conducted by the Cardiovascular and Renal Drugs Advisory Committee and announced that the panel members voted 6 to 2 in favour of recommending to the FDA that vernakalant (iv) be approved for rapid conversion of acute atrial fibrillation to sinus rhythm. In Q1-2008, we announced that Astellas was informed by the FDA that a decision had not yet been made regarding the NDA for vernakalant (iv) and that the FDA did not provide an action letter prior to the target PDUFA action date. In Q1-2008, we initiated a Phase 3 European Comparator Study (the AVRO study) for vernakalant (iv). In Q3-2008, we announced that Astellas received an action letter from the FDA informing Astellas that the FDA had completed its review of the NDA for vernakalant (iv) and that the application is approvable.  In Q3-2009, we announced that, following extended discussions with the FDA, Astellas is undertaking a single confirmatory additional Phase 3 clinical trial under a Special Protocol Agreement (SPA).  The trial, called ACT 5, began patient enrolment in Q4-2009, and is expected to be completed in the first half of 2011.

Cardiome Pharma Corp.

In Q2-2009, we announced a collaboration and license agreement for the development and commercialization of vernakalant (iv) with an affiliate of Merck & Co., Inc. (Merck), providing Merck with exclusive rights to vernakalant (iv) outside of the United States, Canada and Mexico (collectively “North America”).  Under the agreement, further development efforts and expenses for vernakalant (iv) outside of North America are the responsibility of Merck, notwithstanding the AVRO study, which was funded by us. In Q3-2009, we announced that Merck had filed a Marketing Authorisation Application (MAA) to the European Medicines Agency (EMA) seeking marketing approval for vernakalant (iv) in the European Union, triggering a $15 million milestone payment to us.  In Q4-2009, we announced that the AVRO study was completed and met its primary endpoint of achieving statistical significance in demonstrating the superiority of vernakalant (iv) over amiodarone in the conversion of atrial fibrillation to sinus rhythm within 90 minutes of the start of drug administration.

Our product candidate for the long-term prevention of atrial fibrillation recurrence is the oral formulation of vernakalant hydrochloride (vernakalant (oral)).  A Phase 2a pilot study was initiated in Q4-2005, and in Q3-2006 we announced positive results for the completed study.  A Phase 2b clinical study for vernakalant (oral) was initiated in Q1-2007 and we announced positive final results from the completed study in Q3-2008.  In Q2-2009, we announced a collaboration and license agreement for the development and commercialization of vernakalant (oral) providing a Merck affiliate with exclusive rights to vernakalant (oral) globally.  Further development efforts and expenses for vernakalant (oral) globally are the responsibility of Merck.  We expect Merck to initiate the global development program for vernakalant (oral) in mid-2010 after completion of the end of Phase 2 meetings with the FDA and the EMA.

In Q2-2007, Cardiome acquired exclusive worldwide rights to GED-aPC, an engineered analog of recombinant human activated Protein C, for all indications. In Q4-2007, we announced initiation of a Phase 1 study for GED-aPC.  In Q3-2009, we announced that enrolment in this trial was completed.  Results from this study are expected to be released in 2010.  We also announced the decision that future development and commercialization of the GED-aPC technology, currently held in a subsidiary company, will be funded either externally or via a partnership with another life sciences company.  We are currently seeking external capital to fund future activities related to the development of GED-aPC. We may choose to co-invest in the venture to maintain an equity interest.

Cardiome Pharma Corp.

CORPORATE DEVELOPMENT

Long-term debt
In February 2010, we announced that Merck, through an affiliate, advanced to Cardiome $25 million pursuant to a $100 million secured, interest-bearing credit facility granted to Cardiome under the collaboration and license agreement with Merck announced in Q2-2009.   We may, at our option, repay all or a portion of the advance from time to time without premium or penalty. This advance must be repaid in full by December 31, 2016.

CLINICAL DEVELOPMENT

The following table summarizes recent clinical trials and regulatory developments associated with each of our research and development programs:

Project	Stage of Development	Current Status	Cost to Date (in millions of dollars)
Vernakalant (iv)	FDA New Drug Application (NDA)	ACT 5 trial initiated in Q4-2009	90.4
	European Marketing Authorisation Application (MAA)	MAA submitted by Merck in Q3-2009
	European Comparator (AVRO) Study	Results released in Q4-2009
Vernakalant (oral)	Phase 2b Clinical Trial	Final results released in Q3-2008	107.6
GED-aPC	Phase 1	Phase 1 study completed	15.4
Pre-clinical Projects	Pre-Clinical Stage	Pre-clinical studies	2.3

The following provides a description of our clinical development efforts for each of our projects during the quarter:

Vernakalant (iv)

During Q1-2010, we continued to support Merck in the development of vernakalant (iv) outside of North America.  Further development efforts for vernakalant (iv) outside of North America are now the responsibility of Merck.  When requested, we also continued to support Astellas with the development of vernakalant (iv) in North America, including the ongoing ACT 5 trial.

Vernakalant (oral)

During Q1-2010, we continued to support Merck in the development of vernakalant (oral).  Further development efforts for vernakalant (oral) globally are now the responsibility of Merck.

GED-aPC

During Q1-2010, we continued our analysis of data from the completed Phase 1 study of GED-aPC.  Results from this study are expected to be released in 2010.  Further clinical trials are not expected to begin until funding is obtained for the continued clinical development of GED-aPC.

Cardiome Pharma Corp.

Other Projects

We continue to conduct pre-clinical research and development work on our internal early stage cardiovascular assets as well as review the external world for later stage and commercial assets.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

There were no changes in our internal controls over financial reporting that occurred during the three months ended March 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT ESTIMATES

Our interim consolidated financial statements are prepared in accordance with U.S. GAAP.  These accounting principles require us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting periods.  We believe that the estimates and assumptions upon which we rely are reasonable based upon information available at the time that these estimates and assumptions were made.  Actual results may differ from these estimates under different assumptions or conditions.  Significant areas requiring management estimates include the assessment of net recoverable value and amortization period of technology licenses, clinical trial accounting, revenue recognition, stock-based compensation, and recognition of future income tax assets.

The significant accounting policies that we believe are the most critical in fully understanding and evaluating our reported financial results include our accounting policies with respect to intangible assets, clinical trial accounting, revenue recognition, research and development costs, stock-based compensation, and income taxes.  These and other significant accounting policies are described more fully in Notes 2 and 19 of our 2009 consolidated annual financial statements and in our 2009 annual management’s discussion and analysis.

Changes in Significant Accounting Policies

Prior to January 1, 2010, we prepared our consolidated financial statements in conformity with Canadian GAAP and provided a supplemental reconciliation to U.S. GAAP. Effective January 1, 2010, we adopted U.S. GAAP as the reporting standard for our consolidated financial statements. Our consolidated interim financial statements for the three months ended March 31, 2010, including related notes, have therefore been prepared in accordance with U.S. GAAP. All comparative financial information contained in our consolidated interim financial statements has been recast to reflect our results as if they had been historically reported in accordance with U.S. GAAP. These adjustments resulted in an increase in deficit of $13.7 million, a decrease in intangible assets of $13.9 million, an increase in common share capital of $0.4 million, and an increase in additional paid-in capital of $0.1 million, at January 1, 2010.  These differences are outlined in our annual audited consolidated financial statements for the year ended December 31, 2009 in note 19. A reconciliation of the differences from U.S GAAP to Canadian GAAP is contained in note 11 to our consolidated interim financial statements as at and for the three months ended March 31, 2010 and are described in our Canadian supplement to the MD&A as of May 11, 2010.

Cardiome Pharma Corp.

Our functional currency changed to U.S. dollars from Canadian dollars on January 1, 2010 based on our analysis of the primary economic environment in which we operate. The change in functional currency is accounted for prospectively from January 1, 2010 and prior year financial statements have not been restated for the change in functional currency. As a result of the change, foreign operations have been translated to U.S. dollars using the temporal method on a prospective basis. Monetary assets and liabilities are translated into U.S. dollars using the exchange rate in effect at the end of the period, and non-monetary assets and liabilities are translated into U.S. dollars using the exchange rate in effect at the date of the transaction. Revenues and expenses are translated at the average rate during the period. Foreign exchange gains and losses are included in our consolidated statement of operations and comprehensive income (loss).

We have also elected to adopt U.S. dollars as our reporting currency effective January 1, 2010 to better reflect our business and to improve comparability of our financial information with other publicly traded businesses in the life sciences industry. Prior year financial statements and all comparative financial information contained in our interim consolidated financial statements have been recast to reflect our results as if they had been historically reported in U.S. dollars. All revenues, expenses and cash flows for each period were translated into the reporting currency using average rates for the period, or the rates in effect at the date of the transaction for significant transactions. Assets and liabilities were translated using the exchange rate at the end of the period and shareholders’ equity was translated at historical rates. The resulting translation adjustment is recorded as cumulative translation adjustment (CTA) in accumulated other comprehensive income.

The cumulative impact of the change in reporting currency was to increase accumulated other comprehensive income by $18.2 million as at December 31, 2009.

Impact of Accounting Pronouncements Affecting Future Periods

International Financial Reporting Standards:

In 2008, the U.S. Securities and Exchange Commission (SEC) issued a proposed roadmap regarding the potential use of International Financial Reporting Standards (IFRS) by SEC issuers. Under this proposed roadmap, SEC issuers could be required to prepare financial statements under IFRS in fiscal 2014. We expect to adopt IFRS as our primary reporting standard when the SEC requires its domestic registrants in the U.S. to transition to IFRS. The SEC will make a determination in 2011 regarding the mandatory adoption of IFRS. We have not assessed the impact of this potential change on our consolidated financial statements.

Multiple-Deliverable Revenue Arrangements:

In October 2009, the Financial Accounting Standards Board (FASB) provided amendments to the criteria for separating consideration in multiple-deliverable arrangements, established a selling price hierarchy for determining the selling price of a deliverable, and eliminated the residual method of allocation of consideration by requiring that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. FASB also requires expanded disclosures related to multiple-deliverable revenue arrangements, including information about the significant judgments made and changes to those judgments, as well as how the application of the relative selling-price method affects the timing and amount of revenue recognition. These amendments will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The impact of adoption of the amendments on our consolidated financial statements has not been determined.

Cardiome Pharma Corp.

Milestone method of revenue recognition:

In April 2010, FASB published guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. Consideration that is contingent on achievement of a milestone in its entirety may be recognized as revenue in the period in which the milestone is achieved only if the milestone is judged to meet certain criteria to be considered substantive. Milestones should be considered substantive in their entirety and may not be bifurcated. An arrangement may contain both substantive and nonsubstantive milestones that should be evaluated individually. The amendments are effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early adoption is permitted. The impact of adoption of the amendments on our consolidated financial statements has not been determined.

RESULTS OF OPERATIONS

We recorded a net income of $15.5 million ($0.26 per common share) for the three months ended March 31, 2010 (Q1-2010), compared to a net loss of $9.2 million ($0.14 per common share) for the three months ended March 31, 2009 (Q1-2009).  The net income for the current quarter was largely due to revenue recognized from the payments from Merck in 2009 pursuant to the collaboration and licence agreement and decreased research and development expenditures related to vernakalant (iv), vernakalant (oral) and GED-aPC clinical activities.

The remaining deferred revenue related to payments received pursuant to the Merck collaboration and licence agreement are expected to be recognized in Q2-2010.  We may also earn additional revenue from milestones and royalties in the second half of 2010.

Operating costs are expected to remain at current levels throughout the year as we will continue to incur costs related to our portion of the ongoing ACT V trial, as well as conducting early stage research.

Revenues

Revenue for Q1-2010 was $23.0 million, an increase of $22.8 million from $0.2 million in Q1-2009.  Revenue in Q1-2010 consisted of $22.9 million (Q1-2009 - $nil) in licensing fees and $0.1 million (Q1-2009 - $0.2 million) in research and collaborative fees.

Licensing fees represent recognition of deferred revenue from Merck related to the upfront payment and the MAA milestone payment, as well as proceeds from shipment of clinical supplies. No milestone payments were received in Q1-2010. In Q1-2009, we received no licensing fees or milestone payments from our collaborative partners.

Research and collaborative fees are comprised of contract research fees and project management fees from our collaborative partners.

We will continue to recognize the deferred revenue in Q2-2010. In future periods, we may earn additional milestone revenue from our collaboration and license agreement with Merck for the development of vernakalant.  We may also begin earning royalty revenue from our collaborative partner Merck from the sale of vernakalant (iv), if it is approved for marketing in Europe. In addition, depending on the results and timing of a decision by the FDA, we may earn additional milestone payments and royalties from Astellas.

Cardiome Pharma Corp.

Research and Development Expenditures

Research and development (R&D) expenditures were $3.8 million for Q1-2010 compared to $6.2 million for Q1-2009.

(in millions of dollars)	For the Three Months Ended March 31
Project	2010 $	2009 (Adjusted)(1) $
Vernakalant (oral)	0.1	3.0
Vernakalant (iv)	2.4	2.5
GED-aPC	0.4	0.4
Other projects	0.9	0.3
Total research and development expenses	3.8	6.2

(1)	Adjustments relate to the adoption of U.S. GAAP as our primary reporting standard and U.S. dollars as our reporting currency as of January 1, 2010.

The decrease of $2.4 million in R&D expenditures in Q1-2010 was primarily due to the reduction of expenditures related to vernakalant (oral) as the remaining costs of development for this program will be paid by Merck. In Q1-2010, spending on vernakalant (iv) primarily related to our funding of the ACT 5 clinical trial and post-completion costs of the AVRO comparator trial and was similar in amount to R&D costs in Q1-2009, which were primarily related to the AVRO comparator trial.  Spending on other projects in both periods was largely related to internal pre-clinical research and development work.

For the remainder of the year, we expect to incur costs related to the ACT 5 trial for vernakalant (iv). We will also continue to incur costs related to the continued development of other pre-clinical projects.

General and Administration Expenditures

General and administration (G&A) expenditures for Q1-2010 was $3.4 million compared to $3.3 million in Q1-2009. Generally, the nature of G&A expenditures remained consistent in both years with the exception of an increase in stock-based compensation expense of $0.5 million in Q1-2010 compared to Q1-2009. For the remainder of the year, we expect our G&A expenditures to remain at current levels.

Other Income and Expense

Net interest expense for Q1-2010 was $0.3 million and related to interest payable on our $25 million advance on the Merck long-term debt. Net interest income in Q1-2009 was not significant.

Foreign exchange losses in Q1-2010 were not significant.  Foreign exchange gains were $0.3 million in Q1-2009 and were primarily attributable to the translation of foreign currency denominated net monetary assets into our functional currency at period end.

Cardiome Pharma Corp.

SUMMARY OF QUARTERLY RESULTS

Set forth below is the selected unaudited consolidated financial data for each of the last eight quarters:

	1st Quarter ended	4th Quarter ended (Adjusted)(1)	3rd Quarter ended (Adjusted)(1)	2nd Quarter ended (Adjusted)(1)
(In thousands of United States dollars except per share amounts)	March 31, 2010	December 31, 2009	September 30, 2009	June 30, 2009

Total revenue	23,045	23,437	19,199	7,345
Research and development	3,754	5,788	9,290	5,376
General and administration	3,358	3,366	4,193	4,226
Net income (loss) for the period	15,473	12,102	229	(732)
Basic and diluted net income (loss) per common share	0.26	0.20	0.00	(0.01)

	1st Quarter ended (Adjusted)(1)	4th Quarter ended (Adjusted)(1)	3rd Quarter ended (Adjusted)(1)	2nd Quarter ended (Adjusted)(1)
	March 31, 2009	December 31, 2008	September 30, 2008	June 30, 2008

Total revenue	220	338	515	200
Research and development	6,162	7,877	8,059	12,647
General and administration	3,320	3,116	4,771	4,268
Net loss for the period	(9,244)	(5,905)	(10,769)	(17,166)
Basic and diluted net loss per common share	(0.14)	(0.09)	(0.17)	(0.27)

(1)	Adjustments relate to the adoption of U.S. GAAP as our primary reporting standard and U.S. dollars as our reporting currency as of January 1, 2010.

The primary factors affecting the magnitude of our net income or net losses in the various quarters were licensing fee revenue, R&D expenditures associated with clinical development programs, and foreign exchange gains and losses.

Net income in the Q1-2010, Q4-2009 and Q3-2009 compared to net losses in other quarters is primarily due to licensing fee revenue recognized during these quarters. In addition, reduced R&D expenses in Q4-2009 and Q1-2010 added to the income for those periods. R&D costs were higher in Q2-2008 and Q3-2008 due to costs associated with the Phase 2b clinical trial for vernakalant (oral). R&D costs in Q3-2009 were primarily due to costs associated with the AVRO trial for vernakalant (iv). The Q4-2008 net loss included a foreign exchange gain of $5.1 million and the Q3-2009 net income included a foreign exchange loss of $5.2 million. The fluctuation in G&A costs over the various quarters is primarily due to corporate governance activities, business development initiatives, stock-based compensation expense and our strategic review process.

Cardiome Pharma Corp.

LIQUIDITY AND CAPITAL RESOURCES

Sources and Uses of Cash

Our operational activities during the quarter were financed mainly by working capital carried forward from the preceding fiscal year and a $25 million advance on our line of credit from Merck. We believe that our cash position as of March 31, 2010, the anticipated cash inflows from our collaborative partners, and available credit facilities will be sufficient to finance our operational and capital needs for at least 24 months. Our future cash requirements may vary materially from those now expected due to a number of factors, including the costs associated with clinical trials, revenues associated with collaborative and license arrangements with third parties and strategic opportunities.

At March 31, 2010, we had working capital of $47.8 million compared to $6.2 million at December 31, 2009. We had available cash reserves comprised of cash and cash equivalents of $63.5 million at March 31, 2010 compared to cash and cash equivalents of $47.3 million at December 31, 2009.

Cash used in operating activities for Q1-2010 was $8.9 million compared to $10.3 million for Q1-2009. The decrease of $1.4 million in cash used in operating activities in Q1-2010 compared to Q1-2009 was primarily due to a decrease of $2.4 million in R&D activities.

Cash used in investing activities in both Q1-2010 and Q1-2009 was not significant and consisted mainly of patents fees, as well as purchases of lab and computer equipment.

In Q1-2010, we received $25 million of secured, interest bearing long-term debt pursuant to the credit facility which is part of our collaboration and licence agreement with Merck.  We may, at our option, repay all or a portion of the advance from time to time without premium or penalty.  This advance must be repaid in full by December 31, 2016. There was no cash flow from financing activities in Q1-2009.

CONTRACTUAL OBLIGATIONS

As of March 31, 2010 and in the normal course of business we have the following obligations to make future payments, representing contracts and other commitments that are known and committed.

Contractual Obligations	Payment due by period
(In thousands of dollars)	2010 $	2011 $	2012 $	2013 $	2014 $	There- after $	Total $
Other long-term obligations	19	28	31	35	6	Nil	119
Operating lease obligations	1,076	1,421	1,460	1,468	305	Nil	5,730
Commitments for clinical research agreements and other agreements	340	9	Nil	Nil	Nil	Nil	349
Long-term debt	Nil	Nil	Nil	Nil	Nil	25,000	25,000
Interest expense on long-term debt	1,691	2,244	2,244	2,244	2,244	4,488	15,155
Total	3,126	3,702	3,735	3,747	2,555	29,488	46,353

Cardiome Pharma Corp.

OUTSTANDING SHARE CAPITAL

As of May 11, 2010, we had 60,636,438 common shares issued and outstanding, and 6,218,052 common shares issuable upon the exercise of outstanding stock options (of which 3,656,243 were exercisable) at a weighted average exercise price of CAD $7.49 per share.

RELATED PARTY TRANSACTIONS

Included in accounts payable and accrued liabilities as of March 31, 2010 was $0.3 million (December 31, 2009 - $0.2 million) owing to a legal firm where our corporate secretary is a partner. The amounts charged were recorded at their exchange amounts and are subject to normal trade terms. We incurred approximately $0.3 million in Q1-2010 (Q1-2009 - $0.2 million) of legal fees for services provided by this legal firm.

OFF-BALANCE SHEET ARRANGEMENTS

We have no material undisclosed off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our results of operations or financial condition.

FINANCIAL INSTRUMENTS AND RISKS

We are exposed to market risks related to changes in interest rates and foreign currency exchange rates, each of which could affect the value of our current assets and liabilities. We invest our cash reserves in fixed rate, highly liquid and highly rated financial instruments such as treasury bills, commercial papers and banker’s acceptances.  At March 31, 2010, our cash and cash equivalents were primarily held as cash. We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our investment portfolio, due to the relative short-term nature of the investments and our current ability to hold fixed income investments to maturity. At March 31, 2010, we hold a $25 million long term advance on the Merck credit facility, which is interest bearing at a variable rate. As a result, interest rate changes could have a material effect on future operating results or cash flows. We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk. We are subject to foreign exchange rate changes that could have a material effect on future operating results or cash flows.

Consolidated Financial Statements

(Expressed in thousands of United States (U.S.) dollars)

(Prepared in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP))

CARDIOME PHARMA CORP.

Periods ended March 31, 2010 and 2009

(Unaudited)

CARDIOME PHARMA CORP.
Consolidated Balance Sheets
(Unaudited)
(Expressed in thousands of U.S. dollars, except share amounts)
(Prepared in accordance with U.S. GAAP)

	As at
	March 31,	December 31,
	2010	2009
		(Adjusted-
		notes 2(a) & (c))

Assets

Current assets:
Cash and cash equivalents	$63,505	$47,270
Accounts receivable	855	1,428
Prepaid expenses and other assets	921	495
	65,281	49,193

Property and equipment	2,458	2,646
Intangible assets	1,630	1,666
	$69,369	$53,505

Liabilities and Stockholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities (note 5)	$5,060	$7,618
Deferred revenue	12,247	35,197
Current portion of deferred leasehold inducement	213	212
	17,520	43,027

Deferred leasehold inducement	647	696
Long-term debt (note 6)	25,000	-
	43,167	43,723

Stockholders’ equity:
Common stock	256,900	256,711
Authorized - unlimited number with no par value
Issued and outstanding - 60,543,120 (2009 - 60,513,911)
Additional paid-in capital	30,427	29,669
Deficit	(279,310)	(294,783)
Accumulated other comprehensive income	18,185	18,185
	26,202	9,782
	$69,369	$53,505

Related party transactions (note 9)

See accompanying notes to the consolidated financial statements.

Approved on behalf of the Board:

/s/ Peter W. Roberts	/s/ Harold H. Shlevin
Director	Director

CARDIOME PHARMA CORP.
Consolidated Statements of Operations and Comprehensive Income (Loss)
(Unaudited)
(Expressed in thousands of U.S. dollars, except share and per share amounts)
(Prepared in accordance with U.S. GAAP)

	Three months ended
	March 31,	March 31,
	2010	2009
		(Adjusted-
		notes 2(a) & (c))

Revenue:
Licensing fees	$22,921	$-
Research collaborative fees	124	220
	23,045	220

Expenses:
Research and development	3,754	6,162
General and administration	3,358	3,320
Amortization	304	281
	7,416	9,763

Operating income (loss)	15,629	(9,543)

Other income and expenses:
Interest income (expense)	(290)	14
Other income	158	11
Foreign exchange gain (loss)	(24)	274
	(156)	299

Net income (loss) for the period	15,473	(9,244)

Other comprehensive loss for the period:
Foreign currency translation adjustment	-	(789)

Comprehensive income (loss) for the period	15,473	(10,033)

Basic and diluted income (loss) per common share (note 7)	$0.26	$(0.14)

Weighted average number of common shares outstanding - basic	60,518,755	63,762,296
Weighted average number of common shares outstanding - diluted	60,572,037	63,762,296

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.
Consolidated Statements of Stockholders’ Equity
For the three months ended March 31, 2010 and 2009
(Unaudited)
(Expressed in thousands of U.S. dollars)
(Prepared in accordance with U.S. GAAP)

	Common stock	Preferred stock	Additional paid-in capital	Deficit	Accumulated other comprehensive income	Total stockholders’ equity
Balance at December 31, 2009 - Adjusted	$256,711	$-	$29,669	$(294,783)	$18,185	$9,782
Net income	-	-	-	15,473	-	15,473
Common stock issued upon exercise of options	135	-	-	-	-	135
Reallocation of additional paid-in capital arising from stock-based compensation related to exercise of options	54	-	(54)	-	-	-
Stock option expense recognized	-	-	812	-	-	812
Foreign currency translation adjustment	-	-	-	-	-	-
Balance at March 31, 2010	$256,900	$-	$30,427	$(279,310)	$18,185	$26,202

(Adjusted- notes 2(a) & (c))	Common stock	Preferred stock	Additional paid-in capital	Deficit	Accumulated other comprehensive income (loss)	Total stockholders’ equity
Balance at December 31, 2008	$255,657	$24,698	$22,112	$(297,137)	$20,944	$26,274
Net loss	-	-	-	(9,244)	-	(9,244)
Stock option expense recognized	-	-	345	-	-	345
Foreign currency translation adjustment	-	-	-	-	(789)	(789)
Balance at March 31, 2009	$255,657	$24,698	$22,457	$(306,381)	$20,155	$16,586

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.
Consolidated Statements of Cash Flows
(Unaudited)
(Expressed in thousands of U.S. dollars)
(Prepared in accordance with U.S. GAAP)

	Three months ended
	March 31,	March 31,
	2010	2009
		(Adjusted-
		notes 2(a) & (c))

Cash flows from operating activities:
Net income (loss) for the period	$15,473	$(9,244)
Add items not affecting cash:
Amortization	304	281
Stock-based compensation	812	345
Deferred leasehold inducement	(48)	(41)
Unrealized foreign exchange gain	(147)	(154)
Write off of property and equipment	1	2
Changes in operating assets and liabilities:
Accounts receivable	583	(200)
Prepaid expenses and other assets	(426)	(414)
Accounts payable and accrued liabilities	(2,522)	(834)
Deferred revenue	(22,950)	-
Net cash used in operating activities	(8,920)	(10,259)

Cash flows from investing activities:
Purchase of property and equipment	(39)	(1)
Purchase of intangible assets	(42)	(34)
Net cash used in investing activities	(81)	(35)

Cash flows from financing activities:
Issuance of common stock upon exercise of stock options	135	-
Proceeds from issuance of long-term debt	25,000	-
Net cash provided by financing activities	25,135	-

Effect of foreign exchange rate changes on cash and cash equivalents	101	(765)

Increase (decrease) in cash and cash equivalents during the period	16,235	(11,059)

Cash and cash equivalents, beginning of period	47,270	30,495

Cash and cash equivalents, end of period	$63,505	$19,436

Supplemental cash flow information:
Interest paid	$3	$3
Interest received	2	25

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)
(Prepared in accordance with U.S. GAAP)
As at and for the three months ended March 31, 2010 and 2009

1.	Basis of presentation:

These unaudited interim consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP) and are presented in U.S. dollars. These policies are consistent with Canadian generally accepted accounting principles (Canadian GAAP) in all material respects for the Company, except as described in note 11 below.  Cardiome Pharma Corp (the Company) issued its audited annual consolidated financial statements for the year ended December 31, 2009 in accordance with Canadian GAAP in Canadian dollars and also provided a reconciliation of the differences between Canadian GAAP and U.S. GAAP in note 19 to those audited annual consolidated financial statements. The change in generally accepted accounting principles as well as changes in the Company’s functional and reporting currencies is described in note 2 below. These unaudited interim consolidated financial statements do not include all note disclosures required by U.S. GAAP on an annual basis, and therefore should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2009 filed with the appropriate securities commissions. The results of operations for the three-month periods ended March 31, 2010 and 2009 are not necessarily indicative of the results for the full year.

The Company has financed its cash requirements primarily from share issuances, payments from research collaborators, licensing fees and credit facilities. The Company’s ability to realize the carrying value of its assets is dependent on successfully bringing its technologies to market and achieving future profitable operations, the outcome of which cannot be predicted at this time.

2.	Changes affecting fiscal 2010 consolidated financial statements:

(a)	Change in generally accepted accounting policies

The Company historically prepared its consolidated financial statements in conformity with Canadian GAAP and provided a supplemental reconciliation to U.S. GAAP. Effective January 1, 2010, the Company adopted U.S. GAAP as the reporting standard for its consolidated financial statements. These consolidated interim financial statements, including related notes, have therefore been prepared in accordance with U.S. GAAP. All comparative financial information contained herein has been recast to reflect the Company’s results as if the Company had historically reported in accordance with U.S. GAAP. These adjustments resulted in an increase in deficit of $13,748, a decrease in intangible assets of $13,855, an increase in common share capital of $446, and an increase in additional paid-in capital of $80, at January 1, 2010. These differences are outlined in our annual audited consolidated financial statements for the year ended December 31, 2009 in note 19. A reconciliation of the differences from U.S GAAP to Canadian GAAP is contained in note 11.

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)
(Prepared in accordance with U.S. GAAP)
As at and for the three months ended March 31, 2010 and 2009

2.	Changes affecting fiscal 2010 consolidated financial statements (continued):

(b)	Change in functional currency

The functional currency of the Company and its subsidiaries changed to U.S. dollars from Canadian dollars on January 1, 2010 based on management’s analysis of the primary economic environment in which the Company and its wholly owned subsidiaries operate. The change in functional currency is accounted for prospectively from January 1, 2010 and prior year financial statements have not been restated for the change in functional currency. As a result of this change, the Company’s foreign operations have been translated to U.S. dollars using the temporal method on a prospective basis. Monetary assets and liabilities are translated into U.S. dollars using the exchange rate in effect at the end of the period, and non-monetary assets and liabilities are translated into U.S. dollars using the exchange rate in effect at the date of the transaction. Revenues and expenses are translated at the average rate during the period. Foreign exchange gains and losses are included in the consolidated statement of operations and comprehensive income (loss).

(c)	Change in reporting currency

The Company has also elected to adopt U.S. dollars as its reporting currency effective January 1, 2010 to better reflect its business and to improve comparability of its financial information with other publicly traded businesses in the life sciences industry. Prior year financial statements and all comparative financial information contained herein have been recast to reflect the Company’s results as if they had been historically reported in U.S. dollars. All revenues, expenses and cash flows for each period were translated into the reporting currency using average rates for the period, or the rates in effect at the date of the transaction for significant transactions. Assets and liabilities were translated using the exchange rate at the end of the period and stockholders’ equity was translated at historical rates. The resulting translation adjustment was recorded as accumulated foreign currency translation adjustment in accumulated other comprehensive income.

The cumulative impact of the change in reporting currency was to increase accumulated other comprehensive income by $18,185 as at December 31, 2009.

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)
(Prepared in accordance with U.S. GAAP)
As at and for the three months ended March 31, 2010 and 2009

3.	Future changes in accounting policies:

(a)	International Financial Reporting Standards:

In 2008, the U.S. Securities and Exchange Commission (SEC) issued a proposed roadmap regarding the potential use of International Financial Reporting Standards (IFRS) by SEC issuers. Under this proposed roadmap, SEC issuers could be required to prepare financial statements under IFRS in fiscal 2014. The Company expects to adopt IFRS as its reporting standard when the SEC requires its domestic registrants in the U.S. to transition to IFRS. The SEC will make a determination in 2011 regarding the mandatory adoption of IFRS. The Company has not assessed the impact of this potential change on its consolidated financial statements.

(b)	Multiple-Deliverable Revenue Arrangements:

In October 2009,the Financial Accounting Standards Board (FASB) provided amendments to the criteria for separating consideration in multiple-deliverable arrangements, established a selling price hierarchy for determining the selling price of a deliverable, and eliminated the residual method of allocation of consideration by requiring that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. FASB also requires expanded disclosures related to multiple-deliverable revenue arrangements, including information about the significant judgments made and changes to those judgments, as well as how the application of the relative selling-price method affects the timing and amount of revenue recognition. These amendments will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The impact of adoption of the amendments on the Company’s consolidated financial statements has not been determined.

(c)	Milestone method of revenue recognition:

In April 2010, FASB published guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. Consideration that is contingent on achievement of a milestone in its entirety may be recognized as revenue in the period in which the milestone is achieved only if the milestone is judged to meet certain criteria to be considered substantive. Milestones should be considered substantive in their entirety and may not be bifurcated. An arrangement may contain both substantive and nonsubstantive milestones that should be evaluated individually. The amendments are effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early adoption is permitted. The impact of adoption of the amendments on the Company’s consolidated financial statements has not been determined.

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)
(Prepared in accordance with U.S. GAAP)
As at and for the three months ended March 31, 2010 and 2009

4.	Financial instruments:

The fair values of accounts receivable, accounts payable and accrued liabilities approximate carrying values because of their short-term nature.

5.	Accounts payable and accrued liabilities:

Accounts payable and accrued liabilities comprise of:

	March 31,	December 31,
	2010	2009

Trade accounts payable	$1	$920
Accrued contract research	2,637	4,400
Employee-related accruals	547	893
Other accrued liabilities (1)	1,875	1,405
	$5,060	$7,618

(1)	Included in other accrued liabilities at March 31, 2010 is an amount of $295 (December 31, 2009 - $162) owing to a related party (note 9).

6.	Long-term debt:

Pursuant to a collaboration and license agreement with Merck & Co., Inc. (Merck), Merck has granted the Company an interest-bearing credit facility of up to $100 million, secured by a first priority interest to the Company’s patents and all associated proceeds. This credit facility can be accessed in amounts of up to $25 million annually, subject to certain minimums, from January 1, 2010 to December 31, 2013, with each advance to be fully repaid six years after the year of the advance on December 31st. Interest accrues at LIBOR plus 8% per annum and is payable at the end of each calendar quarter.

The Company borrowed $25 million under this facility in the three month period ended March 31, 2010. The Company may at its option, repay all or a portion of the advance from time to time without premium or penalty. This advance must be repaid in full by December 31, 2016.

The long-term debt has been recorded at amortized cost. Based on current market borrowing rates, the carrying value of the Company’s long-term debt approximates its fair value.

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)
(Prepared in accordance with U.S. GAAP)
As at and for the three months ended March 31, 2010 and 2009

7.	Basic and diluted income (loss) per share:

Basic income (loss) per share is calculated using the weighted average number of common shares outstanding during the period.

Diluted income (loss) per share is calculated using the weighted average number of common shares outstanding during the period, adjusted to include the number of incremental common shares that would have been outstanding if all dilutive potential common shares had been issued. The incremental common shares related to stock options are calculated using the treasury stock method, whereby the potential proceeds from the exercise of dilutive stock options are used to purchase the Company’s common shares at the average market price during the period.

Of the 6,336,370 stock options outstanding at March 31, 2010, the number of potentially dilutive common shares excluded from the income per share calculation due to their anti-dilutive effect was 5,037,693 for the three months ended March 31, 2010. As the Company incurred a loss for the three months ended March 31, 2009, all stock options and convertible preferred shares were anti-dilutive and were excluded from the diluted weighted average shares outstanding for that period.

Reconciliations of the income (loss) and weighted average number of common shares used in the calculations are set forth below:

	For the Three Months Ended March 31
	2010	2009
Income (loss) available to common stockholders	$15,473	$(9,244)
Weighted average number of common shares for basic income (loss) per share	60,518,755	63,762,296
Dilutive effect of options	53,282	-
Diluted weighted average number of common shares for diluted income (loss) per share	60,572,037	63,762,296
Basic income (loss) per share	$0.26	$(0.14)
Diluted income (loss) per share	$0.26	$(0.14)

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)
(Prepared in accordance with U.S. GAAP)
As at and for the three months ended March 31, 2010 and 2009

8.	Stockholders’ equity:

(a)	Stock options:

Details of the stock option transactions for the three months ended March 31, 2010 are summarized as follows:

	Number of stock options outstanding	Weighted average exercise price (CAD$)
Balance, December 31, 2009	6,339,031	7.45
Options granted	33,000	6.20
Options exercised	(29,209)	4.71
Options forfeited	(1,452)	4.65
Options expired	(5,000)	5.54
Balance, March 31, 2010	6,336,370	7.46

At March 31, 2010, the Company had 6,336,370 stock options outstanding, of which 3,758,061 are exercisable, at a weighted average exercise price of CAD$7.46 per common share and expiring at various dates from April 12, 2010 to March 10, 2015.

At March 31, 2010, stock options to executive officers and directors, employees and consultants were outstanding as follows:

	Options outstanding			Options exercisable
Range of exercise prices (CAD$)	Number of common shares issuable	Weighted average remaining contractual life (years)	Weighted average exercise price (CAD$)	Number of common shares issuable	Weighted average exercise price (CAD$)

$4.15 - $6.20	2,949,927	3.75	4.68	749,912	4.67
$6.29 - $8.95	1,529,853	0.83	7.87	1,518,353	7.86
$8.98 - $11.15	946,292	2.63	10.14	697,196	10.17
$11.26 - $14.50	910,298	2.70	12.98	792,600	13.03

	6,336,370	2.73	7.46	3,758,061	8.74

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)
(Prepared in accordance with U.S. GAAP)
As at and for the three months ended March 31, 2010 and 2009

8.	Stockholders’ equity (continued):

(a)	Stock options (continued):

A summary of the Company’s non-vested stock option activity and related information for the three month period ended March 31, 2010 is as follows:

Non-vested options	Number of options	Weighted average grant-date fair value (U.S.$)

Non-vested at December 31, 2009	2,567,398	2.82
Granted	33,000	3.03
Vested	(21,000)	6.20
Forfeited	(1,089)	1.89
Non-vested at March 31, 2010	2,578,309	2.79

As of March 31, 2010, there was $2,930 of total unrecognized compensation cost related to non-vested stock options. That cost is expected to be recognized over a weighted average period of 1.6 years.

The aggregate intrinsic value of stock options outstanding at March 31, 2010 was $5,990.
The aggregate intrinsic value of the vested and exercisable stock options at March 31, 2010 was $1,630.

The aggregate intrinsic value of stock options exercised during the three months ended March 31, 2010 was $55. There were no stock options exercised during the three months ended March 31, 2009.

The aggregate fair value of vested options during the period ended March 31, 2010 was $130 (2009 - $1,093).

The weighted average remaining contractual life of vested and exercisable stock options at March 31, 2010 was 2.1 years.

Cash received during the period ended March 31, 2010 related to the exercise of stock options was $135.

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)
(Prepared in accordance with U.S. GAAP)
As at and for the three months ended March 31, 2010 and 2009

8.	Stockholders’ equity (continued):

(b)	Stock-based compensation:

The estimated fair value of options granted from December 1, 2002 to officers, directors, employees and consultants is amortized over the vesting period. Compensation expense is recorded in research and development expenses and general and administration expenses as follows:

	For the Three Months Ended
	March 31
	2010	2009

Research and development	$309	$108
General and administration	503	237

Total	$812	$345

The weighted average fair value of stock options granted during the three months ended March 31, 2010 was $3.03 per option. The Company did not grant any stock options during the three months ended March 31, 2009. The estimated fair value of the stock options granted was determined using the Black-Scholes option pricing model with the following weighted-average assumptions:

	For the Three Months Ended
	March 31
	2010	2009

Dividend yield	0%	-
Expected volatility	61.8%	-
Risk-free interest rate	2.4%	-
Expected average life of the options	4.2 years	-

There is no dividend yield as the Company has not paid, and does not plan to pay, dividends on its common shares. The expected volatility is based on the historical share price volatility of the Company’s daily share closing prices over a period equal to the expected life of each option grant. The risk-free interest rate is based on yields from Canadian government bond yields with a term equal to the expected term of the options being valued. The expected life of options represents the period of time that the options are expected to be outstanding based on the contractual term of the options and on historical data of option holder exercise and post-vesting employment termination behaviour.

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)
(Prepared in accordance with U.S. GAAP)
As at and for the three months ended March 31, 2010 and 2009

8.	Stockholders’ equity (continued):

(b)	Stock-based compensation (continued):

The Company estimates forfeitures for unvested options as a percentage of stock-based compensation.  For the period ended March 31, 2010, the Company applied an estimated percentage of 11.7% which management considered to be a reasonable estimate of actual forfeitures.

9.	Related party transactions:

The Company has incurred expenses for services provided by a law firm in which an officer is a partner. The amounts charged are recorded at their exchange amounts and are subject to normal trade terms. For the three months ended March 31, 2010, the Company has incurred legal fees of $284 (2009 - $234) for services provided by the law firm relating to general corporate matters and review of partnership opportunities. Included in accounts payable and accrued liabilities at March 31, 2010 is an amount of $295 (December 31, 2009 - $162) owing to the legal firm.

10.	Accounting for tax uncertainties:

The amount of liability for unrecognized tax benefits as of March 31, 2010 is nil.

The Company recognizes interest and penalties related to income taxes in interest income (expense). To date, the Company has not incurred any significant interest and penalties.

11.	Reconciliation of Generally Accepted Accounting Principles:

The Company prepares its consolidated financial statements in accordance with U.S. GAAP which, as applied in these consolidated financial statements, conform in all material respects to Canadian GAAP, except as summarized below:

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)
(Prepared in accordance with U.S. GAAP)
As at and for the three months ended March 31, 2010 and 2009

11.	Reconciliation of Generally Accepted Accounting Principles (continued):

I.	Reconciliation of consolidated balance sheets:

As at March 31, 2010 (in thousands of U.S. dollars)
	Stated in accordance with U.S. GAAP	Adjustments from U.S. to Canadian GAAP	Note	Stated in accordance with Canadian GAAP
Assets
Current assets:
Cash and cash equivalents	$63,505	$-		$63,505
Accounts receivable	855	-		855
Prepaid expenses and other assets	921	-		921
	65,281	-		65,281

Property and equipment	2,458	-	a & b	2,458
Intangible assets	1,630	13,362		14,992
	$69,369	$13,362		$82,731

Liabilities & Stockholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities
Deferred revenue	$5,060	$-		$5,060
Current portion of deferred leasehold inducement	12,247	-		12,247
	213	-		213
	17,520	-		17,520
Deferred leasehold inducement	647	-		647
Long-term debt	25,000	-		25,000
	43,167	-		43,167

Stockholders’ equity:
Common stock
Additional paid-in capital	256,900	(446)	c	256,454
Deficit	30,427	(6)	d	30,421
Accumulated other comprehensive income	(279,310)	13,181	a,b,c & d	(266,129)

	18,185	633	a & b	18,818
	26,202	13,362		39,564
	$69,369	$13,362		$82,731

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)
(Prepared in accordance with U.S. GAAP)
As at and for the three months ended March 31, 2010 and 2009

11.	Reconciliation of Generally Accepted Accounting Principles (continued):

I.	Reconciliation of consolidated balance sheets (continued):

December 31, 2009 (in thousands of U.S. dollars unless otherwise stated)
	Stated in accordance with U.S. GAAP	Adjustments from U.S. to Canadian GAAP	Note	Stated in accordance with Canadian GAAP	Stated in accordance with Canadian GAAP and in CAD$
Assets
Current assets:
Cash and cash equivalents	$47,270	$-		$47,270	$49,680
Accounts receivable	1,428	-		1,428	1,501
Prepaid expenses and other assets	495	-		495	521
	49,193	-		49,193	51,702

Property and equipment	2,646	-	a & b	2,646	2,782
Intangible assets	1,666	13,855		15,521	16,312
	$53,505	$13,855		$67,360	$70,796

Liabilities & Stockholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$7,618	$-		$7,618	$8,007
Deferred revenue	35,197	-		35,197	36,992
Current portion of deferred leasehold inducement	212	-		212	223
	43,027	-		43,027	45,222

Deferred leasehold inducement	696	-		696	732
	43,723	-		43,723	45,954

Stockholders’ equity:
Common stock	256,711	(446)	c	256,265	322,329
Additional paid-in capital	29,669	(80)	d	29,589	33,192
Deficit	(294,783)	13,748	a,b,c,& d	(281,035)	(330,679)
Accumulated other comprehensive income	18,185	633	a & b	18,818	-
	9,782	13,855		23,637	24,842
	$53,505	$13,855		$67,360	$70,796

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)
(Prepared in accordance with U.S. GAAP)
As at and for the three months ended March 31, 2010 and 2009

11.	Reconciliation of Generally Accepted Accounting Principles (continued):

II.	Reconciliation of consolidated statements of operations and comprehensive income (loss):

For the three months ended March 31, 2010: (in thousands of U.S. dollars, except share and per share amounts)
	Stated in accordance with U.S. GAAP	Adjustments from U.S. to Canadian GAAP	Note	Stated in accordance with Canadian GAAP
Revenue:
Licensing fees	$22,921	$-		$22,921
Research collaborative fees	124	-		124
	23,045	-		23,045

Expenses:
Research and development	3,754	71	a & d	3,825
General and administration	3,358	46	d	3,404
Amortization	304	450	a & b	754
	7,416	567		7,983

Operating income (loss)	15,629	(567)		15,062

Other income and expenses:
Interest expense	(290)	-		(290)
Other income	158	-		158
Foreign exchange loss	(24)	-		(24)
	(156)	-		(156)

Net income (loss)	15,473	(567)		14,906

Basic and diluted income (loss) per common share	$0.26	$(0.01)		$0.25
Weighted average number of common shares outstanding - basic	60,518,755	-		60,518,755
Weighted average number of common shares outstanding - diluted	60,572,037	-		60,572,037

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)
(Prepared in accordance with U.S. GAAP)
As at and for the three months ended March 31, 2010 and 2009

11.	Reconciliation of Generally Accepted Accounting Principles (continued):

II.	Reconciliation of consolidated statements of operations and comprehensive loss (continued):

For the three months ended March 31, 2009:  (in thousands of U.S. dollars, except share and per share amounts and where otherwise stated)
	Stated in accordance with U.S. GAAP	Adjustments from U.S. to Canadian GAAP	Note	Stated in accordance with Canadian GAAP	Stated in accordance with Canadian GAAP and in CAD$
Revenue:
Licensing fees	$-	$-		$-	$-
Research collaborative fees	220	-		220	274
	220	-		220	274

Expenses:
Research and development	6,162	34	a & d	6,196	$7,715
General and administration	3,320	2	d	3,322	4,137
Amortization	281	387	a & b	668	832
	9,763	423		10,186	12,684

Operating loss	(9,543)	(423)		(9,966)	(12,410)

Other income and expenses:
Interest income	14	-		14	17
Other income	11	-		11	14
Foreign exchange gain	274	-		274	341
	299	-		299	372

Net loss	(9,244)	(423)		(9,667)	(12,038)

Other comprehensive loss
Foreign currency translation adjustment	(789)	(466)	a & b	(1,255)	-
Comprehensive loss	$(10,033)	$(889)		$(10,922)	$(12,038)

Basic and diluted loss per common share	$(0.14)	$(0.01)		$(0.15)	$(0.19)
Weighted average number of common shares outstanding	63,762,296	-		63,762,296	63,762,296

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)
(Prepared in accordance with U.S. GAAP)
As at and for the three months ended March 31, 2010 and 2009

11.	Reconciliation of Generally Accepted Accounting Principles (continued):

III.	Reconciliation of consolidated statements of cash flows:

For the three months ended March 31, 2010 (in thousands of U.S. dollars)
	Stated in accordance with U.S. GAAP	Adjustments from U.S. to Canadian GAAP	Note	Stated in accordance with Canadian GAAP
Cash flows from operating activities:
Net income (loss) for the period	$15,473	$(567)		$14,906
Add items not affecting cash:
Amortization	304	450	a & b	754
Stock-based compensation	812	75	d	887
Deferred leasehold inducement	(48)	-		(48)
Unrealized foreign exchange gain	(147)	-		(147)
Write-off of property and equipment	1	-		1
Changes in operating assets and liabilities:
Accounts receivable	583	-		583
Prepaid expenses and other assets	(426)	-		(426)
Accounts payable and accrued liabilities	(2,522)	-		(2,522)
Deferred revenue	(22,950)	-		(22,950)
Net cash used in operating activities	(8,920)	(42)		(8,962)

Cash flows from investing activities:
Purchase of property and equipment	(39)	-		(39)
Purchase of intangible assets	(42)	42	a	-
Net cash provided by (used in) investing activities	(81)	42		(39)

Cash flows from financing activities:
Issuance of common stock upon exercise of stock options	135	-		135
Proceeds from issuance of long-term debt	25,000	-		25,000
Net cash provided by financing activities	25,135	-		25,135

Effect of foreign exchange rate changes on cash and cash equivalents	101	-		101
Increase in cash and cash equivalents during the period	16,235	-		16,235
Cash and cash equivalents, beginning of period	47,270	-		47,270

Cash and cash equivalents, end of period	$63,505	$-		$63,505

Supplemental cash flow information
Interest paid	$3	$-		$3
Interest received	2	-		2

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)
(Prepared in accordance with U.S. GAAP)
As at and for the three months ended March 31, 2010 and 2009

11.	Reconciliation of Generally Accepted Accounting Principles (continued):

III.	Reconciliation of consolidated statements of cash flows:

For the three months ended March 31, 2009: (in thousands of U.S. dollars unless otherwise stated)
	Stated in accordance with U.S. GAAP	Adjustments from U.S. to Canadian GAAP	Note	Stated in accordance with Canadian GAAP	Stated in accordance with Canadian GAAP and in CAD $

Cash flows from operating activities:
Net loss for the period	$(9,244)	$(423)		$(9,667)	$(12,038)
Add items not affecting cash:
Amortization	281	387	a & b	668	832
Stock-based compensation	345	2	d	347	432
Deferred leasehold inducement	(41)	-		(41)	(51)
Unrealized foreign exchange gain	(154)	-		(154)	(192)
Write-off of property and equipment	2	-		2	3
Changes in operating assets and liabilities:
Accounts receivable	(200)	-		(200)	(249)
Prepaid expenses and other assets	(414)	-		(414)	(516)
Accounts payable and accrued liabilities	(834)	-		(834)	(1,039)
Net cash used in operating activities	(10,259)	(34)		(10,293)	(12,818)

Cash flows from investing activities:
Purchase of property and equipment	(1)			(1)	(1)
Purchase of intangible asset	(34)	34	a	-	-
Net cash provided by (used in) investing activities	(35)	34		(1)	(1)
Effect of foreign exchange rate changes on cash and cash equivalents	(765)	-		(765)	192
Decrease in cash and cash equivalents during the period	(11,059)	-		(11,059)	(12,627)
Cash and cash equivalents, beginning of period	30,495	-		30,495	37,142

Cash and cash equivalents, end of period	$19,436	$-		$19,436	$24,515

Supplemental cash flow information
Interest paid	$3	$-		$3	$4
Interest received	25	-		25	32

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)
(Prepared in accordance with U.S. GAAP)
As at and for the three months ended March 31, 2010 and 2009

11.	Reconciliation of Generally Accepted Accounting Principles (continued):

IV.	Reconciliation of U.S. GAAP to Canadian GAAP - Notes:

(a)	Patents

Under U.S. GAAP, patent costs related to internally generated assets developed from research activities are capitalized and amortized on a straight line basis over the estimated useful life of the patent. Under Canadian GAAP, these costs are expensed as incurred.

(b)	In-process research and development:

Under U.S. GAAP, the Company’s acquired license for a clinical-stage drug candidate is classified as in-process research and development and written off immediately as it has no alternative use.  Under Canadian GAAP, in-process research and development is amortized over its estimated useful life.

(c)	Preferred shares:

Under U.S. GAAP, the Series A convertible preferred shares contain an embedded beneficial conversion feature of $446 in favor of CR Intrinsic Investments, LLC (the holder). The beneficial conversion feature represents the difference between the conversion price and the fair value of the Company’s common stock on the commitment date, which was also the issuance date.  Under U.S. GAAP, the beneficial conversion feature was measured at its intrinsic value at the date of issuance of the shares and was recognized as a return to the preferred shareholders through a charge to deficit, over the period from the date of issuance to October 25, 2008, which was the earliest date when the conversion became exercisable by the holder. The beneficial conversion feature of $446 was fully amortized in 2008.

(d)	Stock-based compensation:

The amount of stock-based compensation expense for U.S. GAAP purposes differs from the amount for Canadian GAAP purposes, representing the impact of estimated employee award forfeitures. Under U.S. GAAP, the Company estimates forfeitures for unvested options as a percentage of stock-based compensation.  Under Canadian GAAP, no estimate forfeitures of unvested options are made.